Mail Stop 3561

May 7, 2010

Raymond F. Lancy
Chief Financial Officer
Bridgford Foods Corporation
1308 North Patt Street
Anaheim, California 92801

Re: Bridgford Foods Corporation.
File No. 000-02396
Form 10-K: For the Fiscal Year Ended October 30, 2009
Form 10-Q: For the Quarter Ended January 22, 2010

Dear Mr. Lancy:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label “corresp,” within ten business days from the date of this letter.

<u>Form 10-K: For the Year Ended October 30, 2009</u>

<u>Item 1A. Risk Factors</u>

<u>Risk Factors, page 6</u>

1. In future filings, please delete the second sentence of your introductory paragraph. If you are aware of an additional material risks, please disclose them.

<u>Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 12</u>

2.   We note your disclosure regarding the changes in unit volume and selling prices. In addition to providing these percentages, please revise future filings to quantify the impacts of these price and volume changes on net sales. For example, please revise future filings to quantify the actual dollar amount of aggregate net sales change during the period attributed to change in unit volume.

3.   In future filings, please consider providing a table that quantifies the changes in components of costs of products sold similar to the table provided for selling, general and administrative expenses. Additionally, please refocus the narrative portion to discuss the underlying reasons for the changes.

4.   In future filings, please further explain the underlying drivers of the changes listed in the selling, general and administrative table.

Liquidity and Capital Resources

Cash used in Investing Activities, page 14

5.   We note that you capitalize expenditures for upgrading of facilities to maintain operating efficiency. Please further describe these types of expenditures for us and provide us an example so that we may better understand your accounting.

Signatures, page 21

6.   In future filings, please include the signature of your principal accounting officer or controller. Any person who occupies more than one position should indicate each capacity in which he signs the report. Refer to General Instruction D(2)(a) to Form 10-K.

Item 8. Consolidated Financial Statements and Supplementary Data

Note 6. Contingencies and Commitments, page 38

7.   Please expand this note to discuss your leases of warehouse and/or office facilities throughout the United States and Canada as mentioned in Item 2 - Properties. Additionally, please disclose how you account for rent expense.

Form 10-Q For the Quarter Ended January 22, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Management Estimates, page 9

8.   Please further clarify for us the following statement "A portion of deliveries to Wal-Mart and other major customers are now handled by independent third-party food distributors who pay us with the sales invoices of Bridgford products sold to these customers." Additionally, please tell us how you account for these transactions and please specifically address when and how revenue is recognized.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 for questions regarding the financial statements and related matters or Tarik Gause at (202) 551-3528 for any other questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief